Filed Pursuant to Rule 424(b)(3)

Registration No. 333-262589

STARWOOD REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 7 DATED FEBRUARY 15, 2023

TO THE PROSPECTUS DATED AUGUST 10, 2022

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Starwood Real Estate Income Trust, Inc., dated August 10, 2022 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Starwood Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•
to provide an update on our portfolio;
•
to disclose the transaction price for each class of our common stock as of March 1, 2023;
•
to disclose the calculation of our January 31, 2023 NAV per share for each class of our common stock;
•
to provide an update on our share repurchase requests; and
•
to provide an update on the status of our current public offering (the “Offering”).

Portfolio Highlights

Our portfolio continues to demonstrate strong supply/demand fundamentals. As of January 2023, our portfolio was 95% occupied. The portfolio’s two largest segments, residential and industrial, which are 83% of the real estate portfolio, continue to be the two best performing asset classes across the United States ("U.S.").

Residential

Approximately 70% of our portfolio is invested in residential real estate. The Company's residential portfolio is 75% invested across affordable markets in the Southeast and Southwest U.S., and has an average rent of approximately $1,450 per month – which is nearly half of the median mortgage payment in the U.S.

Industrial

The second largest segment of our portfolio is industrial at approximately 13%. Like our residential portfolio, the majority of our industrial portfolio is located in high growth markets across the Southeast and Southwest U.S. The Company's industrial portfolio has maintained 98% to 100% occupancy from January 2022 to date, and as space has become available to re-lease, the average rent increase has been 38%. Given the substantial increase in industrial rents, the average in-place rent in our portfolio is approximately 20% below today’s market rents. This positive dynamic will drive rent and net operating income growth of the Company's industrial properties as leases roll over the next five years.

March 1, 2023 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of March 1, 2023 (and repurchases as of February 28, 2023) is as follows:

Transaction Price (per share)
Class S	$26.22
Class T	$26.23
Class D	$25.78
Class I	$26.04

SREIT-SUP7-0223

The March 1, 2023 transaction price for each of our share classes is equal to such class’s NAV per share as of January 31, 2023. A detailed presentation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

January 31, 2023 NAV Per Share

NAV per share is calculated in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.starwoodNAV.reit. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. All of our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our independent valuation advisor. We have included a breakdown of the components of total NAV and NAV per share as of January 31, 2023 along with the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our Class S, Class T, Class D, and Class I common shares, as well as partnership interests of the Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our NAV as of January 31, 2023 ($ and shares/units in thousands):

Components of NAV	January 31, 2023
Investments in real estate	$25,667,614
Investments in real estate debt	1,711,944
Cash and cash equivalents	558,567
Restricted cash	304,420
Other assets	1,026,922
Debt obligations	(14,188,362)
Secured financings on investments in real estate debt	(778,680)
Subscriptions received in advance	(29,514)
Other liabilities	(450,151)
Performance participation accrual	—
Management fee payable	(14,342)
Accrued stockholder servicing fees (1)	(4,582)
Non-controlling interests in consolidated joint ventures	(104,162)
Net asset value	$13,699,674
Number of outstanding shares/units	524,761

(1)
Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of January 31, 2023, we have accrued under GAAP $408.1 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share, by share class, as of January 31, 2023 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class I Shares	Third-party Operating Partnership Units (1)	Total
Net asset value	$5,893,049	$150,456	$793,193	$6,339,467	$523,509	$13,699,674
Number of outstanding shares/units	224,723	5,737	30,767	243,432	20,102	524,761
NAV Per Share/Unit as of January 31, 2023	$26.22	$26.23	$25.78	$26.04	$26.04

(1)
Includes the partnership interests of the Operating Partnership held by the Special Limited Partner and other third parties.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the January 31, 2023 valuations, based on property types. Once we own more than one self-storage and one extended stay investment we will include the key assumptions for the property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	6.4%	5.3%
Single-Family Rental	6.4%	5.1%
Industrial	6.4%	5.2%
Office	7.6%	6.1%
Other	8.2%	6.6%

These assumptions are determined by the Advisor (except for investments valued by a third party appraisal firm), and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments.

For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Multifamily Investment Values	Single-Family Rental Investment Values	Industrial Investment Values	Office Investment Values	Other Investment Values
Discount Rate	0.25% decrease	+2.0%	+2.0%	+2.0%	+1.9%	+1.8%
(weighted average)	0.25% increase	(1.9)%	(2.0)%	(2.0)%	(1.9)%	(1.8)%
Exit Capitalization Rate	0.25% decrease	+3.2%	+3.3%	+3.3%	+2.8%	+2.4%
(weighted average)	0.25% increase	(2.9)%	(3.0)%	(3.0)%	(2.7)%	(2.2)%

The following table provides a breakdown of the major components of our NAV as of December 31, 2022 ($ and shares/units in thousands):

Components of NAV	December 31, 2022
Investments in real estate	$25,687,522
Investments in real estate debt	1,657,663
Cash and cash equivalents	643,516
Restricted cash	313,093
Other assets	1,097,661
Debt obligations	(14,170,182)
Secured financings on investments in real estate debt	(751,771)
Subscriptions received in advance	(40,221)
Other liabilities	(427,105)
Performance participation accrual	(102,348)
Management fee payable	(14,531)
Accrued stockholder servicing fees (1)	(4,703)
Non-controlling interests in consolidated joint ventures	(109,511)
Net asset value	$13,779,083
Number of outstanding shares/units	521,924

(1)
Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of December 31, 2022, we have accrued under GAAP $413.0 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share, by share class, as of December 31, 2022 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class I Shares	Third-party Operating Partnership Units (1)	Total
Net asset value	$5,954,304	$151,721	$807,646	$6,438,313	$427,099	$13,779,083
Number of outstanding shares/units	224,557	5,722	30,974	244,455	16,216	521,924
NAV Per Share/Unit as of December 31, 2022	$26.52	$26.52	$26.07	$26.34	$26.34

(1)
Includes the partnership interests of the Operating Partnership held by the Special Limited Partner and other third parties.

Share Repurchase Request Update

Pursuant to the terms of our share repurchase plan, the total amount of aggregate share repurchases is limited to no more than 2% of our aggregate NAV per month (measured using the aggregate NAV as of the end of the immediately preceding month) and no more than 5% of our aggregate NAV per calendar quarter (measured using the aggregate NAV as of the end of the immediately preceding quarter).

In January 2023, we received repurchase requests equal to 5.2% of our aggregate monthly NAV. As per the terms of our share repurchase plan, we honored all repurchase requests for January 2023 on a pro rata basis up to the 2% monthly limitation. As such, 39% of each stockholder’s repurchase request was satisfied in January 2023.

Status of our Current Public Offering

This Offering was declared effective by the SEC on August 10, 2022 and we are currently offering on a continuous basis up to $18.0 billion in shares of common stock, consisting of up to $16.0 billion in shares in our primary offering and up to $2.0 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we had issued and sold (i) 34,762,460 shares of our common stock (consisting of 12,345,982 Class S shares, 181,343 Class T shares, 2,275,001 Class D shares and 19,960,134 Class I shares) in the primary offering for total proceeds of approximately $960.2 million and (ii) 4,361,258 shares of our common stock (consisting of 1,941,941 Class S shares, 66,424 Class T shares, 319,147 Class D shares and 2,033,746 Class I shares) pursuant to our distribution reinvestment plan for a total value of approximately $119.2 million. As of January 31, 2023, our aggregate NAV was approximately $13.7 billion. We intend to continue selling shares in the Offering on a monthly basis.